Filed by HealthCor Catalio Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HealthCor Catalio Acquisition Corp.

Commission File No. 001-39949

Hyperfine Announces Plans for Global Expansion Starting with Launches in the United Kingdom and Pakistan

Yossi Cohen, M.D. to join as U.K. senior medical director to guide clinical operations and commercial launch

Omer Manya to lead Pakistan growth as newly appointed business development partnership manager

GUILFORD, CT – September 28, 2021 — Hyperfine, Inc., creator of the first FDA-cleared portable magnetic resonance imaging (MRI) device, Swoop™, today announced plans for expansion in the United Kingdom (U.K.) and Pakistan, along with the hires of Yossi Cohen, M.D. as its U.K. senior medical director and Omer Manya as its business development partnership manager for Pakistan.

Hyperfine’s U.K. expansion will be spearheaded by Yossi Cohen, M.D., who joins the company as U.K. senior medical director. He will be responsible for overseeing the U.K. office, including clinical operations, commercial operations, and regulatory activities to help Hyperfine achieve its goal of helping healthcare providers reduce barriers to life-saving treatment.

Dr. Cohen brings over 20 years of multidisciplinary experience in medicine and research, engineering, and software development. Most recently, Dr. Cohen served as physician executive for InterSystems U.K., leading implementations of longitudinal care records and electronic health records across the National Health Service (NHS).

Omer Manya will lead Hyperfine’s Pakistan expansion and be responsible for growing the adoption of the Swoop system. He brings decades of strategic technology experience in research and development in healthcare and other sectors. He most recently served as IT director of infrastructure and operations at Aga Khan University in Karachi.

Medequips, a Pakistan-based company specializing in providing innovative diagnostic imaging equipment for hospitals and clinics, will execute marketing, distribution, and sales of the Swoop system in the country.

“The promise of Hyperfine is to dramatically increase the presence of MRI in clinical environments around the world. Expansion to the U.K. and Pakistan is a milestone moment and tremendous opportunity as we step forward to meet the global demand for better imaging access and ultimately drive a more comprehensive and efficient care continuum,” said Dave Scott, Hyperfine president and chief executive officer. “We are fortunate to have Yossi and Omer join the Hyperfine team, as their extensive experience and passion for technological innovation will be instrumental at this important stage of Hyperfine’s global growth.”

Hyperfine’s Swoop system is designed to allow physicians to rapidly diagnose brain and head injuries and make life-saving decisions. Within minutes, the technology can acquire critical images via a wireless tablet, powered by a standard wall outlet at the patient’s bedside, whether in the ICU, ER, or other care setting.

Hyperfine will attend several upcoming conferences in the U.K. and Pakistan. The company recently exhibited at the Defense Security Equipment International Conference, September 14-17, 2021, where it showcased the Swoop system with live product demos.

Hyperfine’s U.K. and Pakistan expansion is the beginning of the company’s plans for accelerated commercial expansion to four additional countries within the next six months.

About Hyperfine and the Swoop™ Portable MRI System

Hyperfine was founded with a vision to save lives by making Magnetic Resonance Imaging (MRI) more accessible and affordable. The company’s Swoop™ Portable MR Imaging System is designed to address the limitations of current imaging technologies and make MRI accessible anytime, anywhere, to any patient. Swoop wheels directly to the patient’s bedside, plugs into a standard electrical wall outlet, and is controlled by an Apple iPad®. Designed as a complementary system to traditional MRIs at a fraction of the cost, images that display the internal structure of the head are captured by Swoop at the patient’s bedside, with results in minutes, enabling critical decision-making capabilities across a variety of clinical settings.

Hyperfine received FDA clearance for its portable MRI for the brain and head of patients of all ages in August 2020. Since its launch in the fall of 2020, Swoop has been honored repeatedly, as one of two finalists for the Best New Radiology Vendor of 2020 by Aunt Minnie, the winner of the American College of Emergency Physicians (ACEP) 2020 incubatED Medical Device Innovation Challenge, and with a Best Practices Product Innovation Award from Frost & Sullivan, and most recently as a 2021 Innovation Awards Honoree from CES. Hyperfine is part of 4Catalyzer, a health technology incubator with offices in Connecticut, New York, California and Taiwan.

Hyperfine was founded in 2014 by Dr. Jonathan Rothberg, a serial entrepreneur who received the Presidential Medal of Technology and Innovation in 2016 for inventing Next Generation DNA sequencing and has founded multiple healthcare and technology companies, including 454 Life Sciences, Ion Torrent, CuraGen, Butterfly Network, and Quantum-Si. For more information, visit: https://hyperfine.io/.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between HealthCor Catalio Acquisition Corp. (the “HealthCor”), Hyperfine, Inc. (“Hyperfine”) and Liminal Sciences, Inc. (“Liminal”), HealthCor has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus and will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of HealthCor’s ordinary shares in connection with HealthCor’s solicitation of proxies for the vote by HealthCor’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of HealthCor to be issued in the Business Combination. HealthCor’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, HealthCor and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of HealthCor as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com.

Participants in the Solicitation

HealthCor and its directors and executive officers may be deemed participants in the solicitation of proxies from HealthCor’s shareholders with respect to the Business Combination. You can find information about HealthCor’s directors and executive officers and their ownership of HealthCor’s securities in the Registration Statement for the Business Combination, which is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is contained in the Registration Statement.

Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of HealthCor in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. HealthCor’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Hyperfine’s expectations with respect to future performance, development and commercialization of products and services; Hyperfine’s plans for commercial expansion in the U.K., Pakistan and additional countries, including the timing of its commercial expansion; and the potential benefits of Hyperfine’s products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside HealthCor’s, Hyperfine’s and Liminal’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of HealthCor, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the shareholders of HealthCor, Hyperfine and Liminal or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against HealthCor, Hyperfine or Liminal following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Stock Market, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development activities; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory clearance or approval for their products, and any related restrictions and limitations of any cleared or approved product; (11) the inability of Hyperfine, Liminal or the combined company to identify, in-license or acquire additional technology; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance; (18) the impact of COVID-19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in HealthCor’s other filings with the SEC. HealthCor, Hyperfine and Liminal caution that the foregoing list of factors is not exclusive, and they caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. HealthCor, Hyperfine and Liminal do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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Media Contact

Emily Barnes

APCO Worldwide

ebarnes@apcoworldwide.com

Investor Contact

Marissa Bych

Gilmartin Group LLC

investors@hyperfine.io